Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 24, 2013

Relating to Preliminary Prospectus dated July 19, 2013

Registration No. 333-189103

FREE WRITING PROSPECTUS

This free writing prospectus relates to and should be read together with the preliminary prospectus dated July 19, 2013, or the Preliminary Prospectus, included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-189103) of American Homes 4 Rent, or we, our and us, as filed with the Securities and Exchange Commission, or the SEC, on July 19, 2013, or the Registration Statement. The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1562401/000119312513294848/d547003ds11a.htm

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus. In addition, section references in this free writing prospectus are to sections in the Preliminary Prospectus.

Supplemental Disclosure regarding the Concurrent Private Placement with the Alaska Permanent Fund Corporation

On July 23, 2013, we entered into a share purchase agreement with the Alaska Permanent Fund Corporation, acting on behalf of the funds which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest, or APFC, pursuant to which APFC has agreed to purchase $25 million of our Class A common shares in a private placement at the initial public offering price set forth on the cover of the Preliminary Prospectus and, as with the $50 million concurrent private placement with American Homes 4 Rent, LLC, or AH LLC, without payment of any underwriting discount or placement fee. The share purchase agreement contains customary terms, including representations, warranties, covenants and indemnities. In addition, the Class A common shares purchased in the APFC concurrent private placement will be covered by the existing registration rights agreement between us and APFC and subject to a 180 day lock-up period following the completion of this offering. For more information, see “Shares Eligible for Future Sale.” The APFC concurrent private placement is expected to close on the same day as this offering and is contingent upon the completion of this offering. This offering is not contingent upon the closing of the APFC concurrent private placement. As used in this free writing prospectus, the term “concurrent private placements” refers to the APFC concurrent private placement and the AH LLC concurrent private placement. We expect to receive aggregate proceeds of $75 million from the concurrent private placements.

The following table updates certain information contained in the Preliminary Prospectus to reflect the APFC concurrent private placement:

Class A common shares outstanding immediately after this offering and the concurrent private placements (based on the midpoint of the price range set forth on the front cover of the Preliminary Prospectus)	177,962,836
Capitalization(1)
As adjusted shareholders’ equity as of March 31, 2013 (in thousands)	$2,047,954
As adjusted total capitalization as of March 31, 2013 (in thousands)	$2,432,446
Dilution(2)
Pro forma combined net tangible book value as of March 31, 2013 after giving effect to this offering and the concurrent private placements (in thousands)	$3,260,914
Pro forma combined net tangible book value per share as of March 31, 2013 after giving effect to this offering and the concurrent private placements	$14.38
Immediate increase in pro forma net tangible book value per share to existing investors after giving effect to this offering and the concurrent private placements	$0.49
Immediate dilution in pro forma net tangible book value per share to new public investors after giving effect to this offering and the concurrent private placements	$2.62
Total consideration contributed and cash paid by the existing investors (based on the midpoint of the price range set forth on the cover page of this prospectus)	76%
Total cash paid by new investors purchasing shares in this offering and the concurrent private placements (based on the midpoint of the price range set forth on the cover page of this prospectus)	24%
Principal Shareholders(3)
APFC’s beneficial ownership of our Class A common shares outstanding immediately after this offering and the concurrent private placements (based on the midpoint of the price range set forth on the front cover of the Preliminary Prospectus)	25.3%
APFC’s beneficial ownership of our Class A common shares and OP units outstanding immediately after this offering and the concurrent private placements (based on the midpoint of the price range set forth on the front cover of the Preliminary Prospectus)	19.4%

(1)	For more information, see “Capitalization.”

(2)	For more information, see “Dilution.”

(3)	For more information, see “Principal Shareholders.”

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001562401.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING GOLDMAN, SACHS & CO., ATTENTION: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NEW YORK 10282, TELEPHONE: 1-866-471-2526 OR E-MAIL: PROSPECTUS-NY@NY.EMAIL.GS.COM; BOFA MERRILL LYNCH AT 222 BROADWAY, NEW YORK, NEW YORK 10038, ATTENTION: PROSPECTUS DEPARTMENT, TELEPHONE: 1-866-500-5408 OR E-MAIL: DG.PROSPECTUS_REQUESTS@BAML.COM; FBR CAPITAL MARKETS & CO., ATTENTION: SYNDICATE PROSPECTUS DEPARTMENT, 1001 NINETEENTH STREET NORTH, ARLINGTON, VIRGINIA 22209, TELEPHONE: 1-703-312-9500 OR E-MAIL: PROSPECTUSES@FBR.COM; J.P. MORGAN SECURITIES LLC, ATTENTION: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, TELEPHONE: 1-866-803-9204; OR WELLS FARGO SECURITIES, ATTENTION: EQUITY SYNDICATE DEPT., 375 PARK AVENUE, NEW YORK, NEW YORK 10152, TELEPHONE: 1-800-326-5897 OR E-MAIL: CMCLIENTSUPPORT@WELLSFARGO.COM.

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